FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FOR IMMEDIATE RELEASE	April 29, 2009

Forbes Medi-Tech Receives Final Proceeds from Non-Dilutive Funding Transaction

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced that the Company has monetized its interest in its former subsidiary previously known as “Forbes Medi-Tech Operations Inc.” or “3887685 Canada Inc.”, which was subsequently renamed “Deans Knight Income Corporation.”

As a result, Forbes has received net proceeds, after certain adjustments pursuant to the terms of its earlier Non-Dilutive Funding Transaction, of approximately CDN $789,000. Forbes divested its remaining interest in Deans Knight Income Corporation to Matco Capital Ltd.

The Non-Dilutive Funding Transaction was originally announced on March 20, 2008, with the subsequent closing announced on May 12, 2008. With the receipt of these funds, the Non-Dilutive Funding Transaction has now been completed.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976 ext. 262

E-mail: jregts@forbesmedi.com

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FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia V6C 2T8

2.

Date of Material Change

April 28, 2009

3.

News Release

A news release respecting this material change was disseminated on April 29, 2009 via Marketwire.

4.

Summary of Material Change

Forbes Medi-Tech Inc. ("Forbes" or "Company") announced that it has monetized its interest in its former subsidiary previously known as "Forbes Medi-Tech Operations Inc." or "3887685 Canada Inc.", which was subsequently renamed "Deans Knight Income Corporation."

As a result, Forbes has received net proceeds, after certain adjustments pursuant to the terms of its earlier Non-Dilutive Funding Transaction, of approximately CDN $789,000. Forbes divested its remaining interest in Deans Knight Income Corporation to Matco Capital Ltd.

5.

Full Description of Material Change

See the attached news release dated April 29, 2009.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.

Executive Officer

David Goold, Chief Financial Officer

Tel: (604) 689-5899

9.

Date of Report

April 29, 2009

FOR IMMEDIATE RELEASE	April 29, 2009

Forbes Medi-Tech Receives Final Proceeds from Non-Dilutive Funding Transaction

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced that the Company has monetized its interest in its former subsidiary previously known as “Forbes Medi-Tech Operations Inc.” or “3887685 Canada Inc.”, which was subsequently renamed “Deans Knight Income Corporation.”

As a result, Forbes has received net proceeds, after certain adjustments pursuant to the terms of its earlier Non-Dilutive Funding Transaction, of approximately CDN $789,000. Forbes divested its remaining interest in Deans Knight Income Corporation to Matco Capital Ltd.

The Non-Dilutive Funding Transaction was originally announced on March 20, 2008, with the subsequent closing announced on May 12, 2008. With the receipt of these funds, the Non-Dilutive Funding Transaction has now been completed.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976 ext. 262

E-mail: jregts@forbesmedi.com

###